SCHEDULE 13G



                  Oceaneering International Inc.
                         (Name of Issuer)

                           COMMON STOCK
                   (Title of Class of Securities)


                            675232102
                          (CUSIP Number)
            SCHEDULE FILED PURSUANT TO RULE 13d-1(b)

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                SG Cowen Securities Corporation
                I.R.S. Identification No. 13-1976032

2.        Check the Appropriate Box if a Member of a Group

                                     (a)    /   /
                                     (b)    / X /

3.        SEC Use Only

4.        Citizenship or Place of Organization

                New York, New York

5.        Sole Voting Power

                42,000

6.        Shared Voting Power

                1,356,300

7.        Sole Dispositive Power

                42,000

8.        Shared Dispositive Power

                1,767,500

9.        Aggregate Amount Beneficially Owned By Each Reporting
          Person

                1,809,500

10.       Check Box if the Aggregate Amount in Row (9) Excludes
          Certain Shares *

                N/A

11.       Percent of Class Represented by Amount in Row 9

                7.86%

12.       Type of Reporting Person *

                BD, IA



Item 1

           (a)        Oceaneering International Inc.
           (b)        16001 Park Ten Pl, Suite 600
                      Houston, TX  77084

Item 2

           (a)        SG Cowen Securities Corporation
           (b)        1221 Avenue of the Americas
                      New York, NY  10020
           (c)        Citizenship: USA

           (d)        Common Stock
           (e)        675232102

Item 3     IF THE STATEMENT IS FILED PURSUANT TO RULE 13d-l(b)
           CHECK WHETHER THE PERSON FILING IS:


           (a)   [ X ]    Broker or Dealer registered under
                          section 15 of the Act:

                          SG Cowen Securities Corporation

           (e)   [ X ]    Investment advisor registered under
                          section 203 of the Investment Advisers
                          Act of 1940:

                          SG Cowen Securities Corporation


Item 4     OWNERSHIP

           SG Cowen Securities Corporation

           (a)   1,809,500
           (b)   7.86%

           (c)      (i)       42,000
                   (ii)       1,356,300
                  (iii)       42,000
                   (iv)       1,767,500

Item 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following  [   ].

Item 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
           ANOTHER PERSON

     As a broker-dealer and an investment adviser, SG Cowen
Securities Corporation holds a portion of the securities on behalf of its clients, none of whose individual interests exceeds five percent.

ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
           WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE
           PARENT HOLDING COMPANY

                   Not Applicable

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
           GROUP

                   Not applicable.

ITEM 9     NOTICE OF DISSOLUTION OF GROUP

                   Not applicable.

ITEM 10     CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1999

SG COWEN SECURITIES CORPORATION

By:      /S/ Rodd M. Baxter,
         Director